SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October 2023

Commission File Number: 001-35464

Caesarstone Ltd.
(Translation of registrant’s name into English)

Kibbutz Sdot Yam
MP Menashe
Israel 3780400
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

On September 21, 2023, Caesarstone Ltd. (the “Company”) furnished a Report on Form 6-K (the “Initial 6-K”) in connection with its 2023 annual general meeting of shareholders (the “2023 Annual General Meeting”), which will be held on October 30, 2023.

This Report on Form 6-K hereby amends and clarifies:

(i)
that the CEO Grants, as described in Proposal 5 in the proxy statement attached as Exhibit 99.1 to the Initial 6-K (the “Proxy Statement”), will vest over a period of four years, whereby 25% of the options will vest upon the first anniversary of the CEO Grants, and subsequently 6.25% of the options will vest on a quarterly basis during the three years thereafter; and

(ii)
that the proposed amendment to Article 56, as described in Proposal 7 in the Proxy Statement, has been withdrawn, and therefore the approval of Proposal 7 by the shareholders will include all amendments described Proposal 7 in the Proxy Statement except for the amendment to Article 56.

If you have questions about the 2023 Annual General Meeting, need additional copies of the Proxy Statement or need to obtain proxy cards or other information related to the proxy solicitation, you may contact the Company’s General Counsel and Corporate Secretary, Ron Mosberg, at AGM@caesarstone.com.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-251642, 333-210444 and 333-180313).

SIGNATURE

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAESARSTONE LTD.

Date: October 13, 2023	By:	/s/ Ron Mosberg
Name: Ron Mosberg
Title: General Counsel & Corporate Secretary